Exhibit 99.1

News Release

For Immediate Release

Stantec appoints Delores Etter and Doug Ammerman to its Board of Directors

EDMONTON AB (September 16, 2011) TSX, NYSE:STN

Aram H. Keith, Chair of the Board of Directors of Stantec announced today that Doug Ammerman and Delores Etter have been appointed to the Board of Directors of the company. To this position, Ammerman brings nearly 40 years of fiscal and organizational leadership experience, including, 30 years with KPMG, one the nation’s largest financial services firm where he served as a partner. Etter brings more than 35 years of technical leadership – in both the academic and government sectors – with electrical and software engineering, including a tenure serving as the assistant secretary of the Navy for Research, Development and Acquisition. Ammerman will join the Audit and Risk Committee and Etter will join the Corporate Governance and Compensation Committee of the Board of Directors.

“We are very pleased to have Mr. Ammerman and Dr. Etter join Stantec’s Board of Directors,” says Keith. “Their demonstrated leadership and acumen for organizational development will be invaluable as our company continues its mission of becoming a top 10 global design firm.”

During his service with KPMG, Ammerman served as a national practice partner, a member of its nominating committee for the board of directors and managing partner for its office in Orange County, CA. A recognized leader in company growth and organizational management, Ammerman sits on the boards of directors for Fidelity National Financial, the largest insurance company in the US; Quiksilver; William Lyons Homes and El Pollo Loco, a leading multi-unit, quick-foodservice operator. During the US Reagan Administration, he served as special assistant to the Secretary of the Interior. Ammerman earned his master’s degree in business taxation at the University of Southern California after earning his bachelor’s degree in accounting from California State University Fullerton. An active member of his Southern California community, Ammerman serves on the board of governors for the Balboa Bay Club in Newport Beach, and is a past president of the neighboring Pacific Club.

As the most recent in a significant string of academic appointments, Etter is currently a faculty member in the Electrical Engineering Department of Southern Methodist University after holding the Office of Naval Research Distinguished Chair in the Electrical/Computer Engineering Department at the United States Naval Academy. Currently a Senior Fellow of the John Goodwin Tower Center for Political Studies, Etter has authored several textbooks on computer languages and software engineering. Aside from her position as assistant secretary, Etter’s extensive career with the Department of Defense also includes roles as the senior acquisition executive for several joint programs (e.g. Joint Strike Fighter, Mine Resistant Ambush Protect Vehicle), in which she was responsible for broad program execution, planning and evaluation. A member of the National Academy of Engineering, Etter is a Fellow of the Institute of Electrical and Electronic Engineers and the American Society for Engineering Education. A graduate of the University of New Mexico with a PhD degree in Electrical Engineering, Etter is a recipient of the Navy’s Distinguished Public Service Award and the Secretary of Defense Outstanding Public Service Medal.

Following the company’s annual general meeting, distinguished Board member Paul Cellucci tendered his resignation from the company board, citing personal health issues as his primary reason. Cellucci has served on the board since 2009, having brought a wealth of experience and leadership expertise in the government sector, including terms as Lieutenant Governor and Governor of the Commonwealth of Massachusetts and US Ambassador to Canada.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions. www.stantec.com.

Media Contact Danny Craig Stantec Media Relations Tel: (949) 923-6085 danny.craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
One Team. Integrated Solutions.